May 6 , 2016

Laura Nicholson
Special Counsel
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:       ThrillCorp, Inc.
             Amendment No. 3  to
Offering Statement on Form 1-A
Filed April 21, 2016
CIK  No.  0001661226
File No. 024-10531

Dear Ms. Nicholson :

We acknowledge receipt of  comments  in your letter of  May 5, 2016, which we have set out below, together with our responses.

Offering Circular
Notes to Financial Statements
Note 6 — Commitments, page 48

1. We note your disclosure that the company has entered into an agreement with CrowdfundX in connection with marketing services. Please file this agreement as an exhibit or tell us why you are not required to do so. Please refer to Item 17(6) of Part III of Form 1-A.
The company terminated the agreement with CrowdfundX on March 31, 2016, and no further work has been performed under the contract. The company’s management is of the opinion that there is not a substantial likelihood a reasonable investor would consider the agreement with CrowdfundX, which was made in the ordinary course of business for services that could be easily obtained from a number of competing providers, to be important in making his or her investment decision.

2. Please describe to us the nature of any marketing services to be provided by CrowdfundX in connection with this offering, and the form of consideration to be paid to CrowdfundX for such services.
CrowdfundX produced a video for the company, drafted some press materials and provided strategy input. CrowdfundX was paid in cash for these services.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP
cc : ThrillCorp, Inc.